Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street
Los Angeles, California 90071
Telephone (213) 683-6000

May 23, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	CNI Charter Funds (File Nos. 333-16093, 811–7923) SEC Correspondence

Ladies and Gentlemen:

        This will summarize the comments received from Ms. Kimberly Browning of the Commission staff on April 22, 2008 with respect to the amendment (the “Amendment”) to the Form N-1A registration statement filed by CNI Charter Funds (the “Trust”) on March 10, 2008 in connection with the registration of the Opportunistic Value Fund series of the Trust (the “Fund”), and our responses on behalf of the Trust:

Prospectus – Class E, Institutional Class and Class N

1.	Principal Strategy. Ms. Browning requested that the types of equity securities in which the Fund will invest be specified and the relevant risks be disclosed.

Response.  SKBA Capital Management, LLC (“SKBA”), the sub-adviser to the Fund, has indicated that the Fund may invest in common and preferred stock.  We have clarified this in the Fund’s prospectuses, as indicated in the changes-marked versions of the prospectuses attached as Exhibits A, B and C.  The relevant risks of investing in common and preferred stock had already been disclosed in the prospectuses.

2.
Definition of Large-Cap and Mid-Cap.  With respect to statements in the prospectuses that large-cap and mid-cap companies are defined as companies with market capitalizations of $5 billion or more and companies with capitalizations of $1.5 billion to $5.5 billion, respectively, using definitions by Standard & Poor’s (“S&P”), Ms. Browning requested that we clarify whether these are actual definitions by S&P or capitalization ranges of companies included in S&P’s large-cap and mid-cap indices, respectively.

Response. We confirmed that the capitalization ranges of $5 billion or more for large-cap companies and $1.5 billion to $5.5 billion for mid-cap companies are based

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May 23, 2008

on the eligibility criteria for companies included in S&P’s large-cap and mid-cap indices, respectively, as of September 2007, and have clarified this in the prospectuses.

3.	Definition of “revenues.” Ms. Browning asked that we clarify what is meant by the term “revenues” in the second paragraph of the “Principal Strategy” section of the prospectuses.

Response. SKBA has clarified that “revenues” means the amounts generated by a company’s sales.

4.	Equity Investments. Ms. Browning asked whether the Fund may invest in equity securities of companies other than large-cap and mid-cap companies.

Response:  SKBA has explained that although it currently does not intend to invest the Fund’s assets in small-cap securities, the Fund may do so in the future, and any such investments would not exceed 10% of the Fund’s total assets.

5.	Role of Investment Adviser. Ms. Browning asked that we clarify the role of City National Asset Management, Inc. (“CNAM, Inc.”), the Fund’s investment adviser, with respect to management of the Fund.

Response:  As the investment adviser to the Fund, CNAM, Inc. will delegate daily active portfolio management to the Fund’s sub-adviser, SKBA.  CNAM, Inc.’s role in managing the Fund will be limited to oversight and monitoring of SKBA’s performance.

6.
Direct and Indirect Investments.  Ms. Browning noted that “Equity Securities” in the “Principal Risks of Investing in the Fund” section includes a reference to direct and indirect investments in common and preferred equity securities, and asked that we explain what is meant by indirect investments.

Response.  Management has confirmed that the reference to indirect investments was inadvertently included and should be deleted.  SKBA has indicated, however, that the Fund from time to time may make indirect investments in equity securities by investing in exchange-traded funds that invest in equity securities, although it currently has no intention to do so.

7.
Annual Fund Operating Expenses.  Ms. Browning requested that we revise the “Annual Fund Operating Expenses” table to a) indicate in a footnote, rather than in the table, that “Other Expenses” are estimated, and b) indicate that annual fund operating expenses are shown as a percentage of net assets.

Response. We made the requested revisions.

Securities and Exchange Commission
May 23, 2008

8.
Expense Limitation.  Ms. Browning asked that a footnote to the “Annual Fund Operating Expenses” table regarding the Fund’s expense limitation be revised to a) indicate whether there are any exclusions from the fee waiver (e.g., extraordinary expenses), and b) clarify that only the Board of Trustees of the Trust may terminate the expense limitation agreement.  She also noted that the footnote indicates that fee reductions or reimbursements could be repaid to the sub-adviser if certain conditions are satisfied, and asked that those conditions be disclosed in the prospectus or Statement of Additional Information (the “SAI”).  She also requested confirmation that the expense limitation agreement had been filed as an exhibit to the Amendment.

Response.  We made the requested revisions to the footnote and added disclosure to the SAI explaining the conditions for repayment of waived fees.  We confirm that a form of the expense limitation agreement was filed as an exhibit to the Amendment.

9.	Example. Ms. Browning asked for confirmation that the stated cost of investing in the Fund for one year is gross of any reimbursements of fee waivers.

Response. We confirm that the stated cost of investing in the Fund for one year is gross of any reimbursements of fee waivers.

10.	Portfolio Turnover. Ms. Browning asked what the Fund’s annual turnover is anticipated to be.

Response:  SKBA has indicated that the annual turnover in accounts it manages using the same investment strategy it will use in managing the Fund has been approximately 30%-35%, and it anticipates the Fund’s annual turnover to be approximately the same.

11.
Sector Concentration.  Ms. Browning noted disclosure that from time to time the Fund may invest a significant portion of its total assets in various industries in one or more sectors of the economy.  She asked that those sectors be identified and explain what is meant by “significant portion.”

Response:  As indicated in the “Principal Strategy” section, the Fund’s sub-adviser reviews and may adjust the Fund’s overall weightings in a sector when it reaches the greater of 15% of the Fund’s portfolio or two times the portion of that sector within the Russell 1000 Value Index.  Historically, the highest sector concentration in accounts managed by SKBA using the same investment strategies it will use in managing the Fund has been 35%, and SKBA anticipates that the Fund’s sector concentration would not exceed 40%.  SKBA cannot identify the sectors in which the Fund may concentrate, as SKBA manages the Fund relative to the sector weightings of the Russell 1000 Value Index.  SKBA has indicated, however, that it

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May 23, 2008

will not concentrate the Fund’s assets (i.e., invest more than 25% of the Fund’s assets) in any industry.

12.
Days the Fund is Open for Business.  Ms. Browning noted disclosure that the Fund reserves the right to open for business on days the NYSE is closed but the Federal Reserve Bank of New York is open, and asked that the days the Fund is open for business be definitively stated.  Ms. Browning also noted a general reference to holidays and asked that greater specificity be added regarding the holidays on which the Fund will be closed.

Response:  We have deleted the disclosure regarding the Fund’s reservation of the right to open for business on days the NYSE is closed but the Federal Reserve Bank of New York is open.  As indicated in the prospectuses, shares of the Fund may be bought and sold on any day the NYSE is open for business.  We note that the reference to holidays in the disclosure is meant to be a reference to days that the NYSE is open but closes early.  However, because the reference to holidays is confusing, we have deleted it.

13.
Purchase and Redemption Orders.  Ms. Browning requested we specify that purchase or redemption orders for Fund shares must be received “in proper form” before the closing of trading on the NYSE in order to receive that day’s NAV.  She also asked that we clarify what is meant by a disclosure that in some cases, a shareholder may have to transmit its order to its Authorized Institution by an earlier time in order for the request to be effective that day.

Response.  We revised the disclosure to indicate that a purchase or redemption order must be received in proper form on a business day by the shareholder’s Authorized Institution before its deadline, which may be no later than the close of trading on the NYSE, in order to receive that day’s NAV.  We note that the first paragraph under “How to Buy Shares” discloses that each shareholder should contact its Authorized Institution and follow its procedures, including acceptable methods of payment and deadlines for receipt by the Authorized Institution of the shareholder’s share purchase orders.

14.
Frequent Purchases and Redemptions of Fund Shares.  Ms. Browning requested that we specify that the Fund’s right to reject or cancel a purchase will generally be implemented within one business day of the receipt of the purchase order.

Response. We made the requested revisions.

Prospectus- Institutional Class

15.
Shareholder Servicing Fee.  Ms. Browning requested confirmation that the 0.25% shareholder servicing fee listed in the “Annual Fund Operating Expenses” table is not paid pursuant to the Trust’s 12b-1 distribution plan.  Ms. Browning also

Securities and Exchange Commission
May 23, 2008

requested that the shareholder services provided be disclosed in the “Shareholder Servicing Fees” section of the prospectus.

Response:  We confirm that the 0.25% shareholder servicing fee listed in the “Annual Fund Operating Expenses” table is not paid pursuant to the Trust’s 12b-1 distribution plan.  We have revised the “Shareholder Servicing Fees” section of the prospectus to disclose the services provided.

Prospectus - Class N

16.
Rule 12b-1 Distribution Fee.  Ms. Browning requested confirmation that payments of up to 0.25% of average daily net assets of the Fund’s Class N shares to the Trust’s distributor is permissible under the Trust’s Rule 12b-1 distribution plan.

Response: We confirm that the Trust’s Rule 12b-1 distribution plan permits payments of 0.25% of average daily net assets of the Fund’s Class N shares to the Trust’s distributor.

Statement of Additional Information

17.	Fixed Income Securities. Ms. Browning asked that we clarify why the Fund would invest in fixed income securities, given the Fund’s investment objective of capital appreciation.

Response:  SKBA has indicated that the Fund may invest in fixed income securities such as convertible bonds and convertible preferred stock, which SKBA believes potentially offer participation in capital appreciation similar to equity securities with less risk than equity securities.

18.
Fundamental Policies - Reverse Repurchases.  Ms. Browning asked that we specify whether the Fund may engage in reverse repurchase transactions, and if so, to specify that investments may not exceed 33 1/3% of the Fund’s total assets.

Response: The Fund may engage in reverse repurchase transactions, and we made the requested disclosures, as indicated in the changes-marked version of the SAI attached as Exhibit D.

19.	Fundamental Policies – Making Loans. Ms. Browning requested that we specify that loans of the Fund’s portfolio securities may not exceed 33 1/3% of the Fund’s total assets.

Response: We made the requested revisions.

Securities and Exchange Commission
May 23, 2008

20.
Fundamental Policies – Senior Securities.  Ms. Browning requested that we clarify what is meant by stating that the Fund may not issue senior securities as defined in the Investment Company Act of 1940.

Response: We made the requested revisions.

We acknowledge on behalf of the Trust that:  (i) it is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

I will be unavailable from Friday, May 23, 2008, until Friday, June 6, 2008.  Please direct any inquiries regarding this filing to Michael Glazer at (213) 683-6207 during that time, or to me at (213) 683-6163 on or after June 6, 2008.

Sincerely,

/s/ Laurie A. Dee
Laurie A. Dee
for Paul, Hastings, Janofsky & Walker LLP

Enclosures